

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 8, 2006

Guy M. Campbell
Chief Executive Officer
Harris Stratex Networks, Inc.
1025 West NASA Boulevard
Melbourne, Florida 32919

> **RE: Harris Stratex Networks, Inc.**
> **Registration Statement on Form S-4/A**
> **Filed November 24, 2006**
> **File No. 333-137980**

Dear Mr. Campbell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
To Our Stockholders

1. Please limit the length of your prospectus cover page to one page only, as required by Item 501(b) of Regulation S-K.

Guy M. Campbell
Harris Stratex Networks, Inc.
December 8, 2006
Page 2

2. Briefly explain on the cover page why the actual number of shares to be issued cannot be known until closing.

Questions and Answers about the proposed transaction – page vi

3. Revise Q&A 1 and throughout the document to clarify that the second proposal relates to adjournment of the meeting specifically for the purpose of soliciting additional proxies. It is not necessary to include a proposal for adjournment generally.

4. We note your response to comment 4, but are unable to determine where you have revised your disclosure to disclose how the assumed market price of $5.20 per share of Harris Stratex Class A common stock was determined. Please revise the relevant Q&A and the Background section or advise. Also revise the Background section to expand on the nature of the parties' negotiations regarding how Stratex's outstanding options and warrants should affect the equity split, clarifying how the determination to use the treasury stock method impacted the agreed-upon equity split.

Conditions to the Completion of the Merger and the Contribution Transaction – page 11

5. We note your response to comment 17. Please revise to clarify within the prospectus that all of the conditions to a party's obligation to consummate the proposed transactions are waivable by that party.

Risk Factors – page 25

Uncertainties associated with the transactions or the combined company may cause the combined company to lose significant customers. – page 25

6. We note your response to comment 20, but are unable to determine where you have addressed the second part of the comment, directed you to indicate the extent to which customers of Stratex have provided notice of termination since the announcement of the merger with the Microwave Communications Division.

Background of the Transaction – page 61

7. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize the preliminary presentations provided by Bear Stearns listed in our prior comment 28 pursuant to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. To the extent that the

> information contained in the preliminary presentations is substantially similar to the disclosure already provided in the summary of the advisor's final opinion, then provide a statement to this effect and summarize any differences in the information presented. Alternatively, advise us why these preliminary presentations are not materially related to the transaction.

8. We note your response to comment 31. Please revise to provide more robust disclosure with respect to the degree to which management of both companies considered strategic alternatives, including transactions with third parties, and why the alternatives were ultimately rejected. Likewise, you do not appear to have addressed why Harris believed that "none of the alternatives accomplished the desired objective" of improving stockholder value. Please revise or advise.

Basis for the Recommendation of the Board of Directors – page 57

9. We note your response to comment 37, however you do not appear to have addressed the portion of the comment requesting explanation as to how each listed factor either does or does not support the decision of the board to approve the merger, including, but not limited to, the liquidity of the Class A common stock and the contingent nature of the fee payable to Bear Stearns. Many of the listed factors continue to be vague and conclusory. Please revise.

10. Revise the discussion on page 58 to quantify "slightly accretive" and explain the basis for the expectations regarding accretion as requested in prior comment 39.

11. Expand the discussion of the expected annual savings at the bottom of page 58 to provide a reader with greater insight as to how the parties estimated the $35 million in savings in fiscal 2008. To the extent practicable, quantify the amounts attributable to each contributing factor.

12. We note your response to comment 41, but are unable to determine where on page 59 you have made the requested revisions regarding what consideration the Stratex board gave regarding the nature and extent of the Harris liabilities to be assumed by the combined company. Please revise or advise.

Opinion of Stratex's Financial Advisor, page 60

13. We note your response to prior comment 30 regarding projections for the combined company. Please revise any references to the combined company projections, such as the seventh bullet on page 61, to explain that these projections "represent an arithmetic combination" of the Stratex projections and the Microwave Communications Division projections disclosed later in the document. Also briefly describe the "limited number of combination adjustments" made to develop the combined projections and indicate that the

projections did not reflect any adjustments for the additional risks and uncertainties in operating the combined business. In addition, clarify how the parties prepared combined company projections for the two years ending June 30, 2011 when the two sets of stand-alone projections only extend through June 30, 2009. Finally, provide us with a copy of the combined company projections for our review.

14. In the first paragraph on page 65, indicate how the assumed compound annual growth rate of revenue of 12.8% compares to Stratex's historical growth rate. See prior comment 46.

Certain Material U.S. Federal Income Tax Consequences – page 79

15. We note your response to comment 48. Please revise the opinion of Bingham McCutchen to consent to being named in the prospectus.

16. Remove the frequent references to the term "generally" appearing under "Cash in Lieu of Fractional Shares" or provide the alternative disclosure suggested in prior comment 49.

17. Since Harris' receipt of an opinion of Sullivan & Cromwell that the contribution of the Microwave Communication Division, together with the merger, qualifies as a tax-free transaction under section 351 of the Internal Revenue Code is a condition to completion of the transactions, please revise to file the Sullivan & Cromwell opinion as an exhibit to the Form S-4 or advise us why you do not believe this tax consequence is material to an investor. Also revise this section to disclose counsel's opinion as to whether the contribution and the merger will be treated as a transaction described in Section 351 of the code.

Description of the Business of Stratex Networks, Inc., page 123

Certain Projections Relating to Stratex, page 123

18. Your disclosure at the bottom of page 124 cautioning readers "not to rely upon the accuracy or completeness of the projections" is an improper disclaimer. Instead, you may caution readers not to "unduly" rely or place "undue certainty" on the projections. Please revise this section as well as the identical statement appearing in the section entitled "Certain Projections Relating to the Microwave Communications Division" beginning on page 150.

19. Revise to include all material projections relating to Stratex and the Microwave Communications Division, and not just summary versions.

Description of the Business of the Microwave Communications Division of Harris Corporation, page 144

20. We note your response to prior comment 57. It is unclear to us why you believe it is appropriate to eliminate the corporate allocations expense of MCD's historical results when deriving the combined pro forma results for Harris Stratex Networks. It appears to us that this adjustment is not factually supportable. Please revise pages 173 and 174.

Unaudited Pro Forma Condensed Consolidated Financial Data, pages 169, 171

21. We note your response to prior comment 59, specifically your statement that you will assume any "contingent liabilities of the Microwave Communications Division which by their nature are not quantifiable and may not be identifiable." If there is at least a reasonable possibility that an allocable loss or an additional loss may have been incurred by the Microwave Communications Division existing as of the date of business combination/contribution transaction, please disclose the nature of the loss contingency and the scope and extent of your liability per your agreement with Harris. Refer to paragraphs 10, 12 and 14 of SFAS 5.

22. We refer to your response to prior comment 60. We note that your response was limited to a discussion of the effects of the transition services agreement on your pro forma financial presentation. Please revise page 170 to clarify how certain of the Other Agreements, as detailed on page 14, are reflected in your pro forma financial statements. Please tell us your consideration of each separate agreement listed on pages 13-14 and your conclusions on their pro forma effects, if any.

23. We note your response to prior comment 62. It appears to us that competitive factors may limit the useful life of Eclipse to a period shorter than 10 years. Tell us how you concluded that ten years would be a reasonable estimate of the useful life, considering that Harris Corporation can compete with you following the five-year term of the non-competition agreement per your disclosure on page 31. In addition, your response should also address your statement on page 35 that your market is "characterized by rapid technological change, evolving industry standards and frequent new product innovations."

Combined Statements of Cash Flows, page F-5

24. We note your response to prior comment 65. The netting of such balance sheet accounts is generally not appropriate in light of paragraphs 11-13 of SFAS 95. If material, please provide separate captions for the non-cash charges associated with inventory and receivable provisions within operating activities in the Statements of Cash Flows. Refer to paragraphs 28 and 131 of SFAS 95.

Notes to Combined Financial Statements, page F-7

1. Significant Accounting Policies

Goodwill, page F-8

25. We note from your response to prior comment 66. Although you provided a qualitative analysis of the similarities of your international regions based on each factor cited in paragraph 17 of SFAS 131 and additionally, the factors in EITF D-101, you did not separately provide a quantitative assessment of their economic similarities. Please provide us with each international region's respective long-term average gross (or operating) margin, as opposed to their operating margin distribution within the International segment.

26. We refer to your qualitative analysis of the similarities of the international regions based on the factors listed in EITF D-101. Since the international regions appear dissimilar in various respects and do not appear to be economically interdependent, it is still not clear to us why you believe that these business components can be aggregated for the purpose of testing goodwill for impairment. Accordingly, please address the following:

   - Since you operate in countries at dissimilar stages of development (for example, Middle East/Africa and Europe), it is unclear to us how you concluded that your regional operations are economically interdependent and that they operate in a similar manner. We also note that each of the international regions has a regional manager who oversees both product and service sales. Moreover, it appears to us that certain of these regions may be more susceptible than others to those political, economic and geographic risks that you cited on page 34.
   - There was no indication in your filing that regional business units work in concert, which would support your statement that "goodwill is recoverable from regional business units working in concert."
   - The fact that each of your regions shares only a limited amount of assets, infrastructure and resources, does not provide compelling evidence that these regions are economically similar or economically interdependent. Further, most large multi-national companies provide a facility for shared services either at a headquarters or a regional location for the benefit of their divisions. If some assets are employed in or relate to the operations of multiple reporting units, these assets are required to be allocated to each reporting unit based on benefits derived. Refer to paragraph 33 of SFAS 142.

7. Accrued Warranties, page F-16

> 27. We note your revisions to your accrued warranty liability disclosures for fiscal 2006 and 2005. Please tell us why such amounts have been changed and further explain why there has been no corresponding revision to the consolidated balance sheets.

Condensed Combined Financial Statements

Notes to Condensed Combined Financial Statements

7. Stock Options and Share-Based Compensation, page F-33

> 28. Please revise your disclosure to clarify whether your three stock incentive plans for employees are the Harris Corporation plans in which the MCD employees may participate. Also, disclose whether any options or other share-based instruments have been issued during the three months ended September 29, 2006.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Accountant, at (202) 551-3365 or Kyle Moffat, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: Duncan McCurrach, Esq. (via facsimile)
Sullivan & Cromwell LLP